Filed By Transocean Ltd. (Commission File No. 000-53533)
And Transocean Inc. (Commission File No. 005-60501)
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Songa Offshore SE

INVESTORMEETINGS November 2017

LEGAL DISCLAIMER The statements described in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements contain words such as "possible," "intend," "will," "if," "expect," or other similar expressions. Forwardlooking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, estimated duration of customer contracts, contract dayrate amounts, future contract commencement dates and locations, planned shipyard projects and other out-of-service time, sales of drilling units, timing of the company’s newbuild deliveries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future prices of oil and gas, the intention to scrap certain drilling rigs, the expected timing and likelihood of the completion of the proposed acquisition of Songa Offshore SE (the “Transaction”), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for the Transaction; regulatory or other limitations imposed as a result of the Transaction; the success of the business following completion of the Transaction; the ability to successfully integrate the Transocean and Songa businesses; the possibility that Transocean’s shareholders may not approve certain matters that are conditions to the Transaction or that the requisite number of Songa shares may not be tendered in the public exchange offer; the risk that the parties may not be able to satisfy the conditions to closing of the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that the announcement or completion of the Transaction could have adverse effects on the market price of Transocean’s or Songa’s shares or the ability of Transocean or Songa to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Transocean may be unable to achieve expected synergies from the Transaction or that it may take longer or be more costly than expected to achieve those synergies; and other factors, including those and other risks discussed in the company's most recent Annual Report on Form 10-K for the year ended December 31, 2016, and in the company's other filings with the SEC, which are available free of charge on the SEC's website at: www.sec.gov, and in Songa’s annual and quarterly financial reports made publicly available. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the company or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law. All non-GAAP financial measure reconciliations to the most comparative GAAP measure are displayed in quantitative schedules on the company’s website at: www.deepwater.com. Additional Information and Where to Find It In connection with the Transaction, Transocean will file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”) and Transocean and Transocean, Inc. (“TINC”), will file a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the shares and bonds to be issued in the Transaction and the related exchange offers (the “Prospectus”). When available, Transocean will mail the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and will distribute the Prospectus to certain Songa security holders in the United States in connection with the Transaction and related exchange offers contemplated by the transaction agreement. Transocean and TINC are also expected to file an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”). 2

LEGAL DISCLAIMER (CONTINUED) INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement, when available, and other relevant documents filed by Transocean with the SEC, at the SEC’s website at www.sec.gov. In addition, shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transocean and TINC with the SEC from Transocean’s website at http://www.deepwater.com. This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and TINC may file with the SEC in connection with the Transaction. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by Transocean and TINC with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction. Participants in the Solicitation Each of Transocean, TINC, Songa and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Transocean’ shareholders with respect to the approvals required to complete the Transaction and the solicitation of acceptances for the Offer. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, will be set forth in the Proxy Statement and Prospectus when they are filed with the SEC. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 16, 2017 and in the Annual Report on Form 10-K filed by Transocean with the SEC on March 7, 2017. Additional information regarding the interests of participants in the solicitation of proxies in respect of the extraordinary general meeting and the Offer will be included in the Proxy Statement to be filed with the SEC. These documents are available to shareholders free of charge from the SEC’s website at www.sec.gov and from the investor relations section of Transocean’s website at www.deepwater.com.

OUR LEADERSHIP POSITION FLEET BACKLOG LIQUIDITY EXPERIENCE 4

ACQUISITION OF SONGA OFFSHORE Four New Contracted Fit-for-NCS Purpose Harsh Environment Semisubmersibles Designed by Statoil $3.9B in Contract Backlog into 2024 At least $40M in Annual Synergies; Improved Revenue Efficiency Opportunities Accretive on an EBITDA, Operating Cash Flow, and Net Debt / EBITDA Basis Perfectly Aligned with Asset Strategy 5

VALUE OF SONGA ACQUISITION 6 Contract Backlog at 6/30/17* $4.1B Annual EBITDA from Backlog $0.4B Annual Cash Flow from Backlog $0.3B Total Transaction Consideration $3.4B P.V. Backlog** $2.1B Residual Value - Steel / Rigs*** $1.3B *Transocean announced transaction on August 15, 2017 **Assumes ~95% revenue efficiency; operational cost synergies phased-in over four quarters; tax rate of ~15%; discount rate of 8% ***May differ from accounting treatment

HARSH ENVIRONMENT ASSET VALUATIONS 7 Songa’s CAT-Ds Bollsta Dolphin Stranded HE Semis at Shipyards In US$ millions Implied Steel Value / Initial Sales Price $312 $400 ~$500 Capital Spares and Inventory - 25 - 30 25 - 30 Project Management - 5 5 Norway Regulatory Compliance - 10 - 15 10 - 15 Tubulars and Handling Equipment - 10 10 Mobilization, including Crewing & Training - 35 35 6-month Shipyard Storage - 5 - 10 5 - 10 Additional Completion Costs - 25 - Total Price* $312 $515 to $530 ~$590 to $605 *Assumes rig is delivered to location for initial contract and accepted May differ from accounting treatment 7

FLOATER OPPORTUNITIES – START DATE NEXT 18 MONTHS 1 2 17 2 1 1 1 1 5 2 3 2 6 1 1 2 1 1 2 1 2 2 2 3 5 2 1 U.K. / Norwegian North Sea - Two Most Active Markets Today <6 months 6-12 months >3 years 1-3 years Number of programs Independents NOCs IOCs 33 rig years to be awarded 8

SONGA FURTHERS OUR LEADERSHIP POSITION Pro Forma 49 $13.3B* $5.6B FLOATERS CONTRACT BACKLOG CURRENT LIQUIDITY SONGA FURTHERS OUR LEADERSHIP POSITION 9 Pro Forma EXPERIENCE  >2x UDW >5x HE *As of third quarter 2017 public filings 9

SPECIFICATION – DATA COLLECTION OBJECTIVE & DATA DRIVEN ~300 53 17,384 FLOATERS CATEGORIES DATA POINTS 10

WEIGHTING – TAILORED BY VALUE – SUBJECTIVE 11 Initial rankings can be adjusted by weighting measurement criteria Sets of defining vessel/rig characteristics Individual factors can be weighted to suit requirements Rig population ranked topto- bottom based on weighting 11

 DATABASES – UDW & HE UDW HE12

ULTRA DEEPWATER Dual Activity Dual BOPs, 7 Rams Passive + Active Compensation Hook Load BOP DP Class Vessel Age 13

HARSH ENVIRONMENT Activity WOW Survival Airgap Motion Characteristics Winterization Variable Deck Load Mud Capacity Dual Activity 14

TRANSOCEAN FLEET TRANSFORMATION 15 April 2013 2017 Pro Forma Combined Fleet* * Includes rigs currently under construction • To date 39 floaters recycled with a continued focus on retiring older, less competitive assets • Rigs in the combined fleet will be re-ranked, which may result in additional rigs being recycled * Includes rigs currently under construction UDW & HE Floaters DW & MW HS Jackups 9 40 34 15

TRANSOCEAN’S INDUSTRY-LEADING BACKLOG – PRO FORMA SONGA 16 0.4 1.9 1.4 1.0 1.0 0.7 0.7 2.3 0.2 0.7 0.7 0.7 0.6 0.6 0.4 0.0 0.5 1.0 1.5 2.0 2.5 3.0 Remaining 2017 2018 2019 2020 2021 2022 2023 2024-28 Songa Offshore Transocean Pro Forma $13.3 Billion Contract Backlog of Combined Company* Over 90% with Investment Grade Companies US$ billions * Contracted operating dayrate multiplied by the contract duration for future periods as of the third quarter 2017 public filings for SONG; as of 10/26/17 for RIG. Also includes agreement with Borr Drilling to operate two jackups in Thailand. 16

CURRENT AND FUTURE CONTRACTED FLOATERS 17 0 5 10 15 20 25 30 RIG / SONG Pro Forma RIG SDRL ESV DO NE SONG RDC # of Floaters Sources: Company Fleet Status Reports 17

NINE FLOATERS CONTRACTED THROUGH 2021 & BEYOND “Important to note, RIG will now control all nine highmargin floater contracts in the public universe (excluding a few units owned by local Brazilian players) that were priced prior to the downturn and contracted long-term to the end of 2021 and beyond.” Clarksons Platou, Haithum Nokta, 8/21/17 4 drillships on 10-year contracts with Shell 1 drillship on 5-year contract with Chevron 4 Harsh Environment Semis on long-term contracts extending into 2024 with Statoil 18

TRANSOCEAN REACTIVATING FOR CONTRACTS 19 Henry Goodrich Deepwater Asgard Transocean Barents GSF Development Driller I Development Driller III 19

OUR ASSETS ARE WELL PRESERVED Preservation •De-humidification units installed •Volatile Corrosion Inhibitor (VCI) materials used •BOP rubbers removed and BOP filled with Stackguard •Scheduled cycling of critical equipment 20

EXPERIENCE BEYOND THE COMPETITION – UDW 21 0 50 100 150 200 250 300 350 Transocean Competitor 1 Competitor 2 Competitor 3 Competitor 4 Competitor 5 Unmatched Deepwater Expertise DP Rig Years Experience - UDW Source data © 2017 IHS. All rights reserved. No IHS data/deliverables may be reproduced, reused, or otherwise distributed in any form without IHS’ prior written consent. 21

EXPERIENCE BEYOND THE COMPETITION – HE 0 100 200 300 400 500 600 700 Transocean Competitor 1 Competitor 2 Competitor 3 Competitor 4 Competitor 5 Unmatched Harsh Environment Experience Rig Years Experience - HE Source data © 2017 IHS. All rights reserved. No IHS data/deliverables may be reproduced, reused, or otherwise distributed in any form without IHS’ prior written consent. 22

PREDICTABILITY & RELIABILITY Subsea Well Control – Targeted Improvement 23

PERFORMANCE THROUGH COLLABORATION Benefits •Improving Uptime for Customers •Business Model Innovation •Reducing Total Cost of Ownership •Reliability-Centered Approach Blowout Preventer (BOP) 24

PERFORMANCE THROUGH DATA 25

PERFORMANCE THROUGH DATA 25  SIGNIFICANT IMPROVEMENT-UDW TRIPPING TIME  Rate Ft/Hr Ave Rate Benchmark Rate Trendline Q3 ‘16 Q2 ‘17 Dedicated Ops Efficiency Calls Tableau Reports Performance Dashboard Phase I Launched ~45% Improvement in UDW Tripping Out Time Q1 ‘16 Q2 ‘16 Q4 ‘16 Q1 ‘17 Q3 ’17 26

CONFIDENCE IN CONTRACTING 2010 310 Days construction per well Flexible commercial models Integrated approach Performance alignment Efficient well delivery 27

CONVERTING BACKLOG TO CASH 10% 20% 30% 40% 50% 60% 70% 0 600 1,200 1,800 2,400 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 REVENUE & EBITDA Adjusted Normalized Adj Normalized Revenue Adj Normalized EBITDA Adj Normalized EBITDA Margin REVENUE EFFICIENCY Trailing 5 Quarters - 99% Total Fleet Ultra-Deepwater 28

STRONG LIQUIDITY 29 0.0 1.0 2.0 3.0 4.0 5.0 Cash at 9/30/17, Pro Forma Operations Cash Flow through 2019*** CapEx through 2019 Debt-Due through 2019 Projected Pro Forma Liquidity @ 12/31/19 US$ Billions *Transocean cash at 9/30/17 less net cash used for Songa transaction **Excludes Eksportfinans debt ***Sources: Transocean and consensus estimates Potential Future Revolving Credit Facility and Secured Financing Capacity ~$2.6B* ~$0.7B-$0.9B ~$0.5B ~$1.0B** ~$1.8B - $2.0B  Raised ~$3.6B through five separate debt transactions since July 2016 • Opportunistically repurchased • ~$2.6B in debt via tender offers and early redemptions since July 2016 • ~$1.0B open market repurchases since July 2015 • Acquired Transocean Partners • Sold jackup fleet • Added ~$320M in cash • Removed ~$1B in shipyard obligations • Deferred ~$1B in shipyard obligations into 2020 • Entered into definitive agreement to acquire Songa Offshore Raised ~$3.6B through five separate debt transactions since July 2016 • Opportunistically repurchased • ~$2.6B in debt via tender offers and early redemptions since July 2016 • ~$1.0B open market repurchases since July 2015 • Acquired Transocean Partners • Sold jackup fleet • Added ~$320M in cash • Removed ~$1B in shipyard obligations • Deferred ~$1B in shipyard obligations into 2020 • Entered into definitive agreement to acquire Songa Offshore Major Accomplishments 29

DEEPWATER COMPETES WITH LAND $50 30

COST REDUCTIONS MAKE OFFSHORE COMPETITIVE WITH ONSHORE Sourced: Morgan Stanley Research, April 2017; Rystad Energy, April 2017 Feb 2017: Shell says breakeven cost of production out of its Gulf of Mexico Kaikias development will be less than $40 per barrel, which is roughly the breakeven price for independent onshore Permian assets. $/bbl Wellhead Breakevens for Major Shale Plays 31

OFFSHORE AND ONSHORE WELLS DIFFER 0 1 2 3 4 5 6 7 8 9 10 100% 80% 60% 40% 20% 0% 7000 6000 5000 4000 3000 2000 1000 0 GOM Deepwater, US (boe/d) GOM Shelf, US (boe/d) Wolfcamp Shale Onshore (boe/d) GOM Deepwater, US (% IP) GOM Shelf, US (% IP) Wolfcamp Shale Onshore (% IP) Offshore wells characterized by higher production rates and lower decline rates relative to those onshore. Normalized Average Daily production Percentage of Initial Production Rate boe/d * Wolfcamp wells includes all wells targeting Wolfcamp Formation in Permian Basin that started producing after 2010 Source: Rystad Energy, June 2017 32

FLOATER CONTRACTING ACTIVITY IS RETURNING 0 5 10 15 20 25 30 35 Q1-2015 Q2-2015 Q3-2015 Q4-2015 Q1-2016 Q2-2016 Q3-2016 Q4-2016 Q1-2017 Q2-2017 Q3-2017 Historical Offshore Rig Contracts Awarded Super Major National Independent Source data © 2017 IHS. All rights reserved. No IHS data/deliverables may be reproduced, reused, or otherwise distributed in any form without IHS’ prior written consent. October 2017 33

HARSH ENVIRONMENT ACTIVITY ACCELERATING As of October 2017 Expected Awards Stacked – Estimated reactivation costs and time of $35M-$40M and ~90 days H.E. Fleet - Contract Status Source data © 2017 IHS. All rights reserved. No IHS data/deliverables may be reproduced, reused, or otherwise distributed in any form without IHS’ prior written consent. October 2017 34

EXPERIENCE 49 $13.3B* $5.6B FLOATERS CONTRACT BACKLOG CURRENT LIQUIDITY SONGA FURTHERS OUR LEADERSHIP POSITION Pro Forma >2x UDW >5x HE * As of third quarter 2017 public filings 35

INVESTOR MEETINGS November 2017